                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)


                      WASHINGTON GROUP INTERNATIONAL, INC.
                     (Formerly Morrison Knudsen Corporation)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                     --------------------------------------
                         (Title of Class of Securities)

                                   938862 20 8
                                 (CUSIP Number)


                               D.W. Holdings, Inc.
                                Dennis Washington
                           c/o Washington Corporations
                              101 International Way
                             Missoula, Montana 59807
                                 (406) 523-1300

                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                  David A. Hahn
                                Latham & Watkins
                            701 B Street, Suite 2100
                               San Diego, CA 92101
                                 (619) 236-1234

                                January 25, 2002

               --------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box [_].

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No. 938862 20 8                            Page 2 of 6 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person

             D.W. Holdings, Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

             OO (See Item 3)
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

             Texas
--------------------------------------------------------------------------------
                7. Sole Voting Power
                           -0- shares of Common Stock  (See Item 5)
              ------------------------------------------------------------------
Number of       8. Shared Voting Power
Shares                     -0- shares of Common Stock (See Item 5)
Beneficially
Owned By
              ------------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting                  -0- shares of Common Stock (See Item 5)
Person
With
              ------------------------------------------------------------------
               10. Shared Dispositive Power
                           -0- shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
           -0- shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

           0.0%

--------------------------------------------------------------------------------
14. Type of Reporting Person

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No. 938862 20 8                            Page 3 of 6 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person

             Dennis Washington
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

             OO (See Item 3)
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

             United States of America
--------------------------------------------------------------------------------
                7. Sole Voting Power
                   -0- shares of Common Stock (plus 1,074,700 shares issuable upon exercise of currently vested stock options) (See Item 5)
              ------------------------------------------------------------------
Number of       8. Shared Voting Power
Shares             -0- shares of Common Stock (See Item 5)
Beneficially
Owned By
              ------------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting          -0- shares of Common Stock (plus 1,074,700 shares Person
With               issuable upon exercise of currently vested stock options)
                   (See Item 5)
              ------------------------------------------------------------------
               10. Shared Dispositive Power
                   -0- shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,074,700 shares of Common Stock (based upon currently vested stock options) (See Item 5)
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

           4.1%
--------------------------------------------------------------------------------
14. Type of Reporting Person

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No. 938862 20 8                            Page 4 of 6 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person

             Phyllis Washington
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

             OO (See Item 5)
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

             United States of America
--------------------------------------------------------------------------------
                7. Sole Voting Power
                   -0- shares of Common Stock  (See Item 5)
              ------------------------------------------------------------------
Number of       8. Shared Voting Power
Shares             -0- shares of Common Stock (See Item 5)
Beneficially
Owned By
              ------------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting          -0- shares of Common Stock (See Item 5)
Person
With
              ------------------------------------------------------------------
               10. Shared Dispositive Power
                   -0- shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    -0- shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

           0.0%

--------------------------------------------------------------------------------
14. Type of Reporting Person

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No. 938862 20 8                            Page 3 of 6 Pages
-------------------------------                  -------------------------------

     This Amendment No. 6 to Schedule 13D amends the statement on Schedule 13D filed July 19, 1993, as amended (the "Schedule 13D") by D.W. Holdings, Inc., a Texas corporation, Dennis Washington and Phyllis Washington relating to the Common Stock, par value $.01 per share, of Washington Group International, Inc., a Delaware corporation, formerly named Morrison Knudsen Corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

Item 4.  Purpose of Transaction.
         ----------------------

Item 5.  Interest in the Securities of the Issuer.
         -----------------------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Items 3, 4, 5 and 6 are hereby amended in pertinent part as follows:

         On January 25, 2002 (the "Effective Date"), the Issuer emerged from Chapter 11 bankruptcy protection pursuant to its Second Amended Joint Plan of Reorganization, as modified and confirmed by the United States Bankruptcy Court for the District of Nevada (the "Plan"). Under the Plan, among other things, all of the Issuer's equity securities existing prior to the Effective Date, including all securities owned by the Reporting Persons, were deemed cancelled and extinguished. As a result, as of the Effective Date, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock and as such will not be filing any further amendments to this Schedule 13D.

         Also pursuant to the Plan, the Issuer granted Dennis R. Washington, the Issuer's Chairman of the Board, options under the Issuer's Equity and Performance Incentive Plan to purchase an aggregate of 3,224,100 shares of Common Stock. Mr. Washington's options include one tranche of options to purchase an aggregate of 1,388,900 shares of Common Stock at a strike price of $24 per share, which options expire on January 25, 2007, a second tranche of options to purchase an aggregate of 881,800 shares of Common Stock at a strike price of $31.74 per share, which options expire on January 25, 2006, and a third tranche of options to purchase an aggregate of 953,400 shares of Common Stock at a strike price of $33.51 per share, which options expire on January 25, 2006. One-third of the options in each tranche vested on the Effective Date, one-third will vest on January 25, 2003, and the final one-third will vest on January 25, 2004.

         By virtue of the vested options described above, Mr. Washington currently is the beneficial owner of 4.1% of the Issuer's Common Stock, based upon 25 million shares of outstanding Common Stock as of the Effective Date.

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No. 938862 20 8                            Page 6 of 6 Pages
-------------------------------                  -------------------------------

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of each of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2002                    D.W. Holdings, Inc.


                                        By: /s/ Larry Simkins
                                           ------------------------------
                                        Name: Larry Simkins
                                        Its:  President


Dated: March 4, 2002
                                            /s/ Dennis Washington
                                           ------------------------------
                                           Dennis Washington



Dated: March 4, 2002
                                            /s/ Phyllis Washington
                                           ------------------------------
                                           Phyllis Washington